GitLab Inc.
October 12, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, NE
Washington, DC 20549

Attention:	Jeff Kauten Larry Spirgel Lisa Etheredge Robert Littlepage

Re:	GitLab Inc.
Registration Statement on Form S-1 (File No. 333-259602) originally filed September 17, 2021, as amended, and corresponding Registration Statement on Form 8-A (File No. 001-40895) filed October 8, 2021
Requested Date: October 13, 2021 Requested Time: 4:00 PM Eastern Time
Ladies and Gentlemen:
GitLab Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes Ran Ben-Tzur or Aman Singh, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration. The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Ben-Tzur at (650) 335-7613 or, in his absence, Mr. Singh at (212) 430-2767.

Sincerely, GITLAB INC.

/s/ Sytse Sijbrandij
Sytse Sijbrandij
Chief Executive Officer

Cc:	Brian Robins, Chief Financial Officer
Robin J. Schulman, Chief Legal Officer and Corporate Secretary
GitLab Inc.

Cynthia Hess, Esq.
James Evans, Esq.
Ran Ben-Tzur, Esq.
Aman Singh, Esq.
Ryan Mitteness, Esq.
Fenwick & West LLP